Exhibit 4.10

Agreement on Exclusive Technical Support, Consultation and Service, dated as of November 16, 2017 between PDN (China) International Culture Development Co., Ltd. and Jiangxi PDN Culture & Media Co., Ltd.

Party A: PDN (China) International Culture Development Co., Ltd.

Address: Room 1709, 1710 No.1 Huaqiang Rd. Tianhe District Guangzhou City Guangdong Province China

Party B: Jiangxi PDN Culture Media Co., Ltd.

Address: #607, 609 29 Jingda Yangguangcheng Qingyuan District Ji’ An City Jiangxi province

Legal Representative: Wang Maoji

Whereas,

1. Party A is a wholly foreign-owned enterprise legally established in accordance with the laws of China. It has a wide range of technical expertise and rich resources, such as culture and art, enterprise and investment management, technical services and educational consultation.

2. Party B is a limited liability company legally incorporated and validly existing in the People’s Republic of China according to the laws of China. Party B needs the technology and consultation services regarding cultural art, information technology and educational consultation, etc.

3. Party A agrees to use its advanced technical resources and abundant information resources to provide Party B with exclusive technical support, consultation services regarding cultural arts, information technology and education consultation, etc according to the terms promulgated by the agreement. Party B agrees to accept the above exclusive technical support, consultation and services which are provided by Party A.

Accordingly, through friendly consultation, the two parties have reached the following agreement in line with the principle of equality and mutual benefit:

Article 1 Exclusive technical support, consultation service content and assets ownership

1.1 During the period of this Agreement, Party B hereby irrevocably entrusts Party A with the main business or new business that it is engaged in or may engage in in the future. And only entrusts Party A to provide Party B with relevant technical support and consulting services as Party B’s technical and advisory service provider in accordance with the terms of this Agreement. (See appendix 1 for specific exclusive consulting and service.)

1.2 Party A hereby accepts the entrustment of Party B and agrees to provide and engage in technical support and consulting services for Party B during the validity of this Agreement.

1.3 Party B shall not have any right to claim any intellectual property rights owned by Party A and its affiliates, and shall not affect the intellectual property rights and relevant licenses of Party A and its affiliates. Without the written consent of Party A, Party B shall not assign or license the licensed intellectual property rights to other parties.

1.4 Party A shall be exclusively entitled to any rights, ownership, interests and intellectual properties (including but not limited to copyright, patent, know-how, trade secret and others) arising out of the performance of this Agreement, whether they are independently developed by Party A, or by Party B based on the intellectual properties of Party A, or by Party A based on the intellectual properties of Party B to the maximum extent by law. Party B shall not claim any rights, ownership, interests and intellectual properties from Party A. If required by Party A, Party B shall provide all necessary assistance (including but not limited to the issuance of appropriate certificates) to clarify Party A’s ownership and / or intellectual property rights over the said assets.

1.5 However, if such development is made by Party A based on the intellectual properties of Party B, then Party B shall ensure that such intellectual properties have no defect. Otherwise, Party B shall be liable for any losses incurred to Party A as a result thereof. If Party A is liable for compensation to any third party as a result thereof, then after making such compensation, Party A shall have the right to claim compensation from Party B for all its losses.

1.6 Party B shall actively maintain and enhance the value of such intellectual property rights within the scope of the license. To the maximum extent permitted by applicable law, Party B shall enjoy the technical achievements obtained from the improvement of the licensed intellectual property rights.

1.7 In view of the good relations of cooperation between the two parties, Party B agrees that if Party A objectively does not have the ability to engage in certain technical support and consulting services, Party B agrees, The partner of Party B’s Business contract agrees (if necessary) Party A shall appoint a suitable third party to perform the technical service in accordance with the terms and conditions set forth in this Agreement. Party B further agrees, and undertakes that Party B’s business contract partner will likewise agree (if necessary, under any circumstances), Party A has the right, without any reason, to entrust any qualified third party to perform such technical services on behalf of Party A in accordance with the provisions of this Agreement. Party B agrees and undertakes that Party B’s business contract partner will also agree to accept the appropriate third party entrusted by Party A to perform relevant technical support and consulting services.

1.8 Appendix 1 to this agreement can be adjusted from time to time by Party A in accordance with law requirement, requirement of Party B and/or business condition of Party B.

1.9 If, at the request of either party (the other party cannot unreasonably refuse to do so) due to the requirements of the specific service, the two parties may sign a separate agreement as a supplementary agreement to this agreement, including but not limited to an intellectual property license agreement, Technical Service Agreement, Operation consultant Agreement, Software license Agreement, etc.

1.10 Party B undertakes that Party B will do its utmost to facilitate the conclusion of a separate legally binding commercial agreement between Party B’s customers or other potential partners and Party A. In such a case, the content and payment of the services provided by Party A shall be agreed upon in a commercial agreement between Party A and the customer (or other possible partner) of Party B, and not by this Agreement.

Article 2 Calculation and Payments of Exclusive Technical Support and Consultation Services Fee (hereinafter referred to as “Service Fee”)

2.1 The parties to this Agreement agree to provide consideration for the technical support and advisory services provided by Party A to Party B under Article 1 of this Agreement. Party B shall pay the service fee to Party A according to the appendix 2 of the agreement.

2.2 The amount of service fee recorded in the notice of charging service fee issued from Party A to Party B according to the provisions promulgated in the agreement is ultimate.

2.3 If Party B fails to pay the service charge to Party A as stipulated in this Agreement, Party B shall pay Party A a separate penalty of 5/10000 per day from the date of delay; if Party B delays payment of more than 60 days, Party A has the right to terminate this Agreement unilaterally.

2.4 If necessary, both parties may supplement appendix 2 of this Agreement or sign a supplementary agreement at any time as to the content of the technical support and consultancy services provided by Party A and the rates of service charges.

2.5 Party A is entitled to appoint their employees or Chinese registered accountants (hereinafter referred as “Authorized Representative of Party A) under the premise of its own expense to examine the accounts of Party B in order to verify the calculation method and amounts of service fee. To this end, Party B shall provide the authorized representative of Party A with the documents, accounts, records and data required by the authorized representative of Party A, so that Party A may authorize the representative to audit the accounts of Party B and determine the amount of the service charge. The amount of service charge shall be determined by the authorized representative of Party A. Party A has the right to issue a notice of charge to Party B at any time after the authorized representative of Party A issues the audit report. Party B is required to pay the unpaid service charge. Party B shall pay the fee within seven working days after receiving the notice.

2.6 Unless otherwise agreed by both parties, the service fee payable to Party A by Party B in accordance with The Agreement shall not be deducted or offset (such as bank charges, etc.), which shall be borne by Party B.

2.7 In addition to the Service Fee, Party B shall also pay to Party A the actual expenses incurred by Party A for the purpose of providing the technical support, consultation and services hereunder, including but not limited to all travel, transportation, printing and postal expenses.

2.8 If Party A specifies third party to engage in technical support and consulting service according to the provisions of this agreement, Party B shall bear any joint and several liability to the third party if Party B causes any damages, and Party B shall compensate Party A for all the economic losses it has suffered.

2.9 If Party A appoints a third party to perform technical services in accordance with the provisions of Article 1.7 of this Agreement, Party A may choose any of the following terms of payment for the payment to such third party and require Party B to carry out the payment. Party A may change its payment terms at any time:

2.9.1 Party B can pay for the third party relevant fee directly’

2.9.2 Party B prompts Party B’s customers (or other potential partners) to pay related fees directly to third parties

2.9.3 Party B directly pays the related expenses to Party A, and Party A is responsible for the settlement of the expenses with the third parties.

Article 3 The effectiveness and the effective term of the agreement

The Agreement shall be established and effective on the date indicated in the start of the document. The Agreement shall remain valid for the duration of the operation of Party B unless agreed by both parties.

Article 4 Representations and warranties

4.1 Party A hereby represents and warrants that:

4.1.1 Party A is a company legally incorporated and validly existing under the laws of the United States;

4.1.2 Party A shall perform The Agreement within the power and performance capacity of its company without violating any restriction on its binding or affecting laws or contracts;

4.1.3 Once signed, this Agreement shall constitute a legal document which is legitimate, valid, binding and enforceable upon Party A.

4.2 Party B hereby represents and warrants that:

4.2.1 Party B is a company legally incorporated and valid existing under the law of Chinese;

4.2.2 Party B signs and performs The Agreement within the power and business scope of its company, and has passed the necessary authorization of the company, and does not violate any laws or contracts that are binding or influential to it;

4.2.3 Once signed, this Agreement shall constitute a legal document which is legitimate, valid, binding and enforceable upon Party B.

4.2.4 Party B has obtained the full consent of Party B’s partners, including, but not limited to, Party B’s customers and other possible future partners for the contents of this Agreement. Or does not require the consent of Party B’s partner (including but not limited to Party B’s customers and other prospective partners);

4.2.5 To the knowledge of Party B, there are no pending or threatened actions, arbitration or other laws relating to the subject matter of this Agreement or which may adversely affect its signature or performance of its obligations under this Agreement, administrative or other procedures or government investigations

4.2.6 Party B has disclosed to Party A all documents in its possession relating to any government department concerned with the proposed transaction under this Agreement, And the documents previously provided to Party A do not contain any untrue statements of material facts or neglect of statements, resulting in the existence of any inaccurate material facts in the contents of any such documents.

4.2.7 To the knowledge of Party B, there is no circumstance which may constitute a breach of relevant Chinese law or may hinder the performance of its obligations under this Agreement.

Article 5 Duties and Responsibilities of Party B

5.1 Party B shall notify Party A without delay of any unforeseen circumstances which may affect the normal operation of Party A;

5.2 Party B shall obtain relevant approval or license (if any) required by the relevant government departments to perform the obligations of this agreement; and

5.3 If Party B’s business contract contains any content that conflicts with the contents of this Agreement, and if the relevant Party B is not allowed to entrust or assign any content of the technical services to a third party for operation, then Party B shall cooperate with Party B, Including, but not limited to, Party B’s customers and other prospective partners, to amend such contents or to exert their best efforts to induce such parties to waive such restrictions so that the performance of this Agreement shall not be hindered and the best interests of both parties shall be realized.

Article 6 Non-compete

6.1 For the purposes of this Agreement, Party B hereby undertakes, without the written consent of Party A, that Party B shall not seek any technical and advisory services from any third party during the term of this Agreement.

6.2 Any technical supports and consultation services to be developed promised by Party B, including but not limited to main businesses to Appendix 1 of this agreement, have to entrust Party A to work on it or to cooperate with Party A to work on it. Or one have to obtain advanced written consent of Party A to entrust a third party to work on it or to cooperate with third party whether that business cooperation regarding with technology or other business chances.

6.3 In addition, Party B undertakes that, from the date of signing of this Agreement, Party B shall not engage in any direct or indirect competition with Party A in any way in respect of any existing business or any new business developed in the future.

Article 7 Confidentiality

7.1 Party A and Party B agree to understand or obtain any form of technical or commercial information relating to the other party as a result of the performance of this Agreement. “including any content of this Agreement and any other matters of cooperation that may arise between Party A and Party B (hereinafter referred to as” “confidential information”), every reasonable measure of confidentiality shall be taken. Confidential information shall not be disclosed, given or transferred to any third party without the prior written consent of the provider of confidential information until such time as such confidential information enters the public domain.

7.2 Upon termination of this Agreement, Party A and Party B shall return any document, information or software containing confidential information to the original owner or provider of the confidential information or destroy it on their own with the consent of the original owner or provider. Including but not limited to the removal of any confidential information from any relevant memory device, and shall not continue to use such confidential information. Party A and Party B shall take necessary measures to disclose the confidential information only to Party B’s staff and agents who have the necessary knowledge, Subcontractor, supplier or professional consultant, and urge such Party B staff, agent, subcontractor, supplier or professional consultant to comply with the confidentiality obligations under this Agreement.

7.3 The above restrictions shall not apply to:

7.3.1 Information that has become generally available to the public at the time of disclosure.

7.3.2 It is not due to the fault of Party A or Party B that it has become generally available to the public after disclosure.

7.3.3 Information which proves to be in the possession of Party A or Party B before disclosure, and is not acquired from other parties directly or indirectly;

7.3.4 Party A or Party B has obligation to disclose to relevant government departments, stock exchange institutions pursuant to law requirements. Or that Party A or Party B disclose the above confidential information to their direct legal consultant or financial consultant due to their normal operation requirements.

7.4 The Parties agree that this clause shall remain valid, even when this Agreement is modified, cancelled or terminated.

Article 8 Remuneration/compensation

8.1 Except as otherwise provided in the agreement, if Party B does not perform or suspend the performance of its obligations under The Agreement in full. If the statement or guarantee is not true, it shall constitute a breach of contract if it has not corrected the above acts within 30 days upon receipt of notice from the other Party.

8.2 If either party to The Agreement violates The Agreement or any statement made in The Agreement, the non-breaching Party may notify the defaulting Party in writing to correct the breach within 10 days of the receipt of the notice to take appropriate measures to effectively and promptly avoid the occurrence of damage, and continue to fulfill The Agreement. In the event of any damage, the breaching party shall compensate the non-breaching party for all the rights and interests that the non-breaching party shall be entitled to in the performance of the contract.

8.3 As for any party in violation of the agreement which resulted in another party of any fees or responsibility needed to be bear or any losses (including but not limited to the company’s loss of profit), the default party should indemnify the non-breaching party for any damage of the above fee, responsibility or losses (Including but not limited to the interest and legal fees paid or lost due to breach of contract).

8.4 Party B shall bear all the responsibilities for any claim for compensation arising from Party B’s failure to comply with Party A’s instructions or improper use of Party A’s intellectual property rights or improper technical operations.

8.5 If the Parties both breach this Agreement, the amount of the compensation payable by the Parties respectively shall be determined by the extent of their respective breaches.

Article 9 Termination

9.1 This Agreement shall terminate upon termination by written resolution of the Board of Directors of Party A, and this Agreement shall be terminated only in such cases unless otherwise provided by law or otherwise agreed in writing by the parties.

9.2 The parties agree and confirm that under no circumstances shall Party B request the termination of this Agreement unless otherwise provided by law or this Agreement.

9.3 Upon termination of this Agreement, the rights and obligations of the parties under articles 7th and 8th shall remain in force.

Article 10 Resolution of Disputes

10.1 In case of any disputes between the parties regarding the interpretation and performance of the terms hereunder, the parties shall negotiate in good faith to resolve the dispute. If the dispute is not resolved within 30 days after the commencement of friendly negotiations or within a longer period agreed upon by the parties at that time, either party may submit the dispute to the China International Economic and Trade Arbitration Commission in accordance with its terms of reference at that time. Valid arbitration rules arbitration settlement. The place of arbitration shall be Beijing and the language of arbitration shall be Chinese. The arbitration decision shall be final and binding upon both parties hereto. The provisions of this Article shall not be affected by the termination or rescission of this Agreement.

10.2 In addition to the disputes arising out of the agreement between the parties, the parties hereto shall continue to perform their respective obligations in accordance with the provisions of this agreement in good faith.

Article 11 Force Majeure

11.1 “Force majeure” refers to any event beyond the reasonable control of a party, unavoidable even with reasonable attention from such party, including but not limited to government behaviour, acts of nature, fires, explosions, windstorms, floods, earthquakes, tides, lightning or wars. However, poor credit standing, insufficient funds or inadequate financing shall not be deemed as an event beyond the reasonable control of a party. When either Party affected by a force majeure event seeks to be freed from its liability hereunder, such Party shall, as soon as possible, notify the other Party of the same and of the steps necessary for assumption of its liability hereunder.

11.2 When the performance of this agreement is delayed or hindered due to the force majeure in the foregoing definition, the party affected by the force majeure shall not be liable for any of the obligations under this agreement during the delay or hindrance. The party affected by force majeure shall take appropriate measures to reduce or eliminate the effect of force majeure and shall endeavour to restore the performance of obligations delayed or obstructed by force majeure. Once the force majeure event is eliminated, the parties agree to make the best effort to restore the performance under the agreement.

Article 12 Notice

Unless otherwise expressly agreed in this Agreement, any notice or other communication given by a party under this Agreement in fulfilment of its rights and obligations under this Agreement shall be in writing and may be delivered by special person, by registered post, by prepaid postage, A courier service, email or fax, etc., is sent to the other party at the following address. The date on which the notice is deemed valid for delivery shall be determined as follows: (1) Notice delivered in person shall be deemed to be valid on the same day; (2) A notice sent by courier shall be deemed valid for delivery on the third day after it is sent by a qualified courier service; (3) A notice delivered by registered mail shall be deemed valid on the third day after after the date the receipt is issued by the post office; (4) Notices sent by email or fax shall be deemed valid for delivery on the first working day of the date of transmission. Any change of address at any time during the validity of this Agreement shall be notified in writing to the other party immediately.

Party A: PDN (China) International Culture Development Co., Ltd.

Address: Room 1709, 1710 No.1 Huaqiang Rd. Tianhe District Guangzhou City Guangdong Province China

Party B: Jiangxi PDN Culture Media Company Limited.

Address: #607, 609 29 Jingda Yangguangcheng Qingyuan District Ji’An City Jinagxi Province

Article 13 Transfer of this Agreement

13.1 Party B shall not transfer any of its rights and obligations hereunder to any third party, unless with Party A’s prior written consent.

13.2 In order to be more conducive to the performance of the contract between the parties, Party A shall transfer all or part of its rights and obligations under this Agreement to its affiliates or any third party designated by it, as the circumstances require, but shall notify Party B in advance in writing.

Article 14 Severability of this Agreement

The parties hereby confirm that this Agreement is a fair and reasonable agreement reached by the parties on the basis of equality and mutual benefit. In the event that any of the provisions of this Agreement are inconsistent with the relevant law and are invalid or unenforceable, such terms shall be subject to the following conditions:. Invalid or unenforceable within the jurisdiction of the law, without prejudice to the legal effect and enforceability of the other provisions of this Agreement. However, the parties to this Agreement shall at the same time cease to perform such invalid and unenforceable terms and conditions and shall amend them only to the extent nearest to their original intent to the extent that they are valid, effective and enforceable for such particular facts and circumstances.

Article 15 Appendixes, amendment and supplementation to this Agreement

15.1 Appendixes hereto shall constitute an integral part of this Agreement and shall have the same legal force as this Agreement.

15.2 Any amendment and supplementation to this Agreement made by the Parties shall be in the form of written agreements. Such amendment and supplementary agreements appropriately signed by the Parties shall constitute an integral part of this Agreement and shall have the same legal force as this Agreement.

15.3 This agreement is made in Chinese in four (4) originals, with each party holding two (2) copies.

Article 16 Applicable Laws

The execution, validity, performance, interpretation and dispute settlement of this Agreement shall be governed by and interpreted in accordance with laws of China.

Party A and Party B shall hereby have ordered their duly authorized representatives to sign this Agreement on the date indicated above.

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Party A: PDN (Hong Kong) International Cultural Development Co., Ltd

Signatory Representative:

Party B: Jiangxi PDN Cultural Media Co., Ltd.

Signatory Representative:

Appendix 1:

Details of Exclusive Technical Support, Consultation and Services

1. Main businesses including in the exclusive technical support and consultation services provided by Party A to Party B are as follows:

Main Functions	Function Declaration

Promotion in various business session	Business section introduction and related news promotion.

Application and management of members	Membership application and membership growth system.

Online live streaming and recorded broadcast of online courses	Online course registration, payment and online lectures.

Activity registration and publicity.	Online event registration, payment and exhibition as well as promotion of contents after activities

Members online social	Online mutual communication of members

Demand and recruitment of high-end talents	Online recruitment and personal resume delivery of enterprises

Promotion of female maintenance and health	Diet, fitness, health, beauty, medical treatment, etc.

Integration of capital, projects and listed resources	Domestic and foreign capital project listing and other market construction.

Cooperation among colleges	Introduction of colleges and collaboration policies

SEO optimization of websites and Wechat account promotion	Several influential Wechat accounts promotion and websites SEO optimization

2. the exclusive technical support and consultation services provided by Party A to Party B including but not limited to:

1. Use the assets (including intellectual property) owned by Party A to assist Party B to fulfill Party B’s business contract;

2. To provide technical services, technical training, technical advice, including but not limited to the provision of network security, system encryption, online settlement, online inquiry, search, and web page making related to Party B’s main business and business contracts. Training and consulting services. Technical services include, but are not limited to, the provision of asset use, consulting, support, installation, testing, R&D, commissioning, maintenance, monitoring, troubleshooting, etc.

3. To research and develop software, hardware and database needed in main businesses of Party B as well as to provide relevant fixation and maintenance services.

4. To establish and organize database regarding inventory, finance, clients and business materials of main businesses of Party B and to update and upgrade;

5. To provide business management and business information services regarding main business of Party B; and

6. Other technical support, business management and information consultation services which can be provided by Party A.

Appendix 2:

Calculation and Payment of Service Fee

1. The Service Fee hereunder shall equal the total revenue and income less total expenditure and relevant taxes incurred in Party B’s operations and multiply with 50%. The Service Fee shall be paid by Party B to Party A subject to specific payment directive issued by Party A.

2. The amount of Service Fee stated in the notice regarding the payment of Service Fee issued by Party A to Party B pursuant to this Agreement shall be final. The amount of the Service Fee shall be determined by Party A through negotiation with Party B on the basis of the following factors:

(1) Technical difficulty and complexity of the technical support, consultation and services provided;

(2) Time that Party A’s employees spend in providing the technical support, consultation and services;

(3) Specific contents and commercial value of the technical support, consultation and services provided;

(4) Market reference price of similar technical support, consultation and services;

(5) Whether permits provided to Party B to use specific technologies (including patented technologies and non-patented technologies) are involved in provision of the technical support and services;

(6) Revenue of Party B as well as inherent relation between the technical support and management consulting services provided by Party A and revenue of Party B.

3. Party B shall, within seven (7) business days after each quarter ends, provide Party A with the specific amount of incomes, sales costs, operating expenditures and other related expenses as well as financial statements (“Quarterly Report”) of the last quarter for Party A to review and verify.

4. Party A shall calculate the Service Fee on a quarterly basis, the specific date of payment shall be decided by Party A and Party A shall notify Party B twenty (20) working days in advance of the date of payment. Party B shall, on the date decided by Party A, pay the Service Fee to the bank account designated by Party A. Moreover, Party B shall fax or mail a photocopy of the remittance voucher to Party A within ten (10) business days after the remittance is completed. Account information of Party A is as follows:

[ Account Information of Party A ]

5. If Party A deems that the mechanism for determining the service price herein fails to apply as a result of a certain reason and that adjustment shall be made, Party B shall, within ten (10) business days after Party A makes a written request on the same, actively and honestly consult with Party A so as to determine a new charging standard or mechanism. If Party B fails to make any reply within ten (10) business days upon receipt of the notice specifying Party A’s request, it shall be deemed that Party B agrees on the adjustment of the Service Fee. Upon request of Party B, Party A shall consult with Party B about the amount of the Service Fee.